Exhibit 99.1

Nayax Considering an Offering of Notes and Warrants in Israel

HERZLIYA, Israel, December 7, 2025 - Nayax Ltd. (Nasdaq: NYAX; TASE: NYAX) (the “Company”), a global commerce payments and loyalty platform designed to help merchants scale their business, announced today that it is considering an offering by way of an expansion of its existing Series A Notes and Series 1 Warrants, with such offering to be made to the public in Israel only. The offering will be conducted as a uniform offering through a public tender for a single unit price, with each unit consisting of NIS 1,000 par value of Series A Notes and three Series 1 Warrants, with each such warrant exercisable into one ordinary share of the Company. The offering will be conducted in Israel only, pursuant to a shelf offering report that would be published pursuant to the Company’s shelf prospectus dated August 23, 2023.

The Company plans to conduct a tender to Israeli qualified investors tomorrow, December 8, 2025. There will be no minimum price for the tender. Israeli qualified investors will be eligible for an early commitment fee of 0.40% of the total consideration based on the minimum price for the units for which they have committed to submitting orders in the public tender.

The Company intends to use the net proceeds from the offering, if completed, for general corporate purposes including potential acquisitions.

There is no assurance that such an offering will be completed, nor regarding its timing, terms or amount (including the execution of the tender for classified investors and its terms). The execution, timing, terms and amount of such an offering of units, insofar as it will take place, will be subject to the approval of the Company’s Board of Directors, the publication of a shelf offering report, which will include the amount of the offering and its terms, and the approval for listing on the Tel Aviv Stock Exchange (TASE).

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers’ growth across multiple channels. As of September 30, 2025, Nayax has 12 global offices, approximately 1,200 employees, connections to more than 80 merchant acquirers and payment method integrations and is globally recognized as a payment facilitator. Nayax’s mission is to improve our customers’ revenue potential and operational efficiency — effectively and simply. For more information, please visit www.nayax.com.

Public Relations Contact:
Scott Gamm
Strategy Voice Associates
scott@strategyvoiceassociates.com

Investor Relations Contact:
Aaron Greenberg, CSO
aarong@nayax.com

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations, such as statements in this press release regarding our plans to conduct an offering in Israel, including our plans related to such offering to conduct a public tender to classified investors. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including the war in Israel that began on October 7, 2023 and global perspectives regarding that conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 4, 2025 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.